(An exploration stage company)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Nine Months Ended September 30, 2016 and 2015

Unaudited

(Expressed in Canadian dollars)
_______________________

Auryn Resources Inc.
Consolidated Statements of Financial Position

Unaudited - (Expressed in Canadian dollars)

	September 30,	December 31,
	2016	2015

Assets

Current assets:
Cash and cash equivalents (note 4)	$6,813,069	$3,601,317
Marketable securities (note 5)	651,211	–
Amounts receivable	536,318	322,332
Prepaid expenses and deposits	196,744	92,655
	8,197,342	4,016,304

Non-current assets:
Restricted cash (note 4)	115,050	100,000
Mineral property interests (note 6)	56,239,488	25,103,359
Equipment	1,816,042	1,811,551
Reclamation bond (note 3)	55,001	–
Total assets	$66,422,923	$31,031,214

Liabilities and Equity

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$2,319,397	$513,885

Non-current liabilities:
Provision for site reclamation and closure	1,118,951	1,100,093
Total liabilities	$3,438,348	$1,613,978

Equity:
Share capital	$66,777,845	$32,546,799
Equity reserves	5,690,137	4,358,367
Accumulated other comprehensive income	(2,961)	–
Deficit	(9,480,446)	(7,487,930)
Total equity	$62,984,575	$29,417,236
Total liabilities and equity	$66,422,923	$31,031,214

Subsequent events (note 13)

Approved on behalf of the Board of Directors:

"Ivan Bebek"	"Shawn Wallace"
Director	Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Auryn Resources Inc.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

Unaudited - (Expressed in Canadian dollars, except share amounts)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015

Administration expenses:
Consulting fees, directors' fees, wages and benefits	$413,405	$348,823	$1,312,774	$868,591
Legal and professional fees	51,630	19,031	118,387	58,821
Office, rent and administration	134,447	126,030	482,887	336,424
Regulatory, transfer agent and shareholder information	22,258	5,620	66,707	58,625
Share-based compensation (note 8(a))	635,429	379,491	1,615,757	444,147
Travel, marketing and investor relations	226,652	195,881	649,186	451,807
	1,483,821	1,074,876	4,245,698	2,218,415

Other expenses (income):
Project investigation costs	62,439	30,948	109,603	211,965
Accretion of provision for site reclamation and closure	6,313	–	18,858	–
Interest and other income	(24,359)	(14,355)	(54,429)	(56,274)
Amortization of flow-through share premium (note 7(b))	(1,651,843)	–	(2,319,023)	–
Gain on marketable securities (note 5)	(15,390)	(435,000)	(15,390)	(635,000)
Foreign exchange loss (gain)	(5,443)	4,600	7,199	4,166
	(1,628,283)	(413,807)	(2,253,182)	(475,143)

Net income (loss) before income taxes	144,462	(661,069)	(1,992,516)	(1,743,272)
Deferred income tax recovery (expense)	–	(13,000)	–	65,000

Income (loss) for the period	$144,462	$(674,069)	$(1,992,516)	$(1,678,272)

Other comprehensive income, net of tax
Items that may be reclassified subsequently to profit or loss:
Fair value (loss) gain on available-for-sale financial assets, net of tax	$–	$(87,000)	$–	$435,000
Unrealized currency (loss) gain on translation of foreign operations	(4,101)	–	(2,961)	–
Realization of gain on available-for-sale financial assets	–	(435,000)	–	(435,000)

Other comprehensive loss for the period	(4,101)	(522,000)	(2,961)	–

Total comprehensive income (loss) for the period	$140,361	$(1,196,069)	$(1,995,477)	$(1,678,272)

Basic income (loss) per share (note 12)	$0.00	$(0.02)	$(0.04)	$(0.05)
Diluted income (loss) per share (note 12)	$0.00	$(0.02)	$(0.04)	$(0.05)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Auryn Resources Inc.
Consolidated Statements of Changes in Equity

Unaudited - (Expressed in Canadian dollars, except share amounts)

				Accumulated other
	Number of	Share capital	Equity reserves	comprehensive	Deficit	Total
	common shares			income

Balance at December 31, 2014	30,136,085	$12,687,735	$718,612	$–	$(4,623,620)	$8,782,727

Comprehensive loss for the period	–	–	–	–	(1,678,272)	(1,678,272)
Stock options exercised (note 7(b))	17,500	8,925	–	–	–	8,925
Fair value of stock options allocated to share capital issued on exercise (note 7(b))	–	8,703	(8,703)	–	–	–
Share-based compensation (note 8(a))	–	–	546,112	–	–	546,112
Shares issued pursuant to private placement at $1.20 per share (note 7 (b))	4,835,000	2,956,726	2,681,454	–	–	5,638,180
Shares issued for acquisition of North Country Gold Corp (note 7(b))	13,838,894	16,883,451	133,541	–	–	17,016,992
Balance at September 30, 2015	48,827,479	$32,545,540	$4,071,016	$–	$(6,301,892)	$30,314,664

Balance at December 31, 2015	48,828,729	$32,546,799	$4,358,367	$–	$(7,487,930)	$29,417,236

Comprehensive loss for the period	–	–	–	(2,961)	(1,992,516)	(1,995,477)
Stock options exercised (note 7(b))	423,397	284,125	–	–	–	284,125
Fair value of stock options allocated to share capital issued on exercise (note 7(b))	–	243,137	(243,137)	–	–	–
Warrants exercised (note 7(b))	3,465,872	5,719,031	–	–	–	5,719,031
Fair value of warrants allocated to share capital issued on exercise (note 7(b))	–	2,085,099	(2,085,099)	–	–	–
Share-based compensation (note 8(a))	–	–	2,434,339	–	–	2,434,339
Shares issued pursuant to bought deal financing, net of share issue costs (note 7(b))	9,018,414	10,905,231	426,477	–	–	11,331,708
Shares issued in connection with acquisition of Homestake Resources Corp (note 3)	4,290,727	13,987,770	799,190	–	–	14,786,960
Shares issued in settlement of debt (note 7(b)	437,675	1,006,653	–	–	–	1,006,653

Balance at September 30, 2016	66,464,814	$66,777,845	$5,690,137	$(2,961)	$(9,480,446)	$62,984,575

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Auryn Resources Inc.
Consolidated Statements of Cash Flows

Unaudited - (Expressed in Canadian dollars)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015

Cash (used in) provided by:
Operating activities:
Income (loss) for the period	$144,462	$(674,069)	$(1,992,516)	$(1,678,272)
Items not involving cash:
Interest income	(24,359)	(2,158)	(54,429)	(18,227)
Accretion of provision for site reclamation and closure	6,313	–	18,858	–
Gain on marketable securities (note 5)	(15,390)	(435,000)	(15,390)	(635,000)
Amortization of flow-through share premium (note 7(b))	(1,651,843)	–	(2,319,023)	–
Unrealized foreign exchange (gain) loss	(16,271)	1,474	(1,513)	8,562
Share-based compensation (note 8(a))	635,429	379,764	1,615,757	446,797
Deferred income tax (recovery) expense	–	13,000	–	(65,000)
Changes in non-cash working capital:
Amounts receivable	(281,197)	158,752	(192,008)	49,587
Joint venture advances	–	682,429	–	–
Prepaid expenses and deposits	45,854	62,594	(104,543)	83,508
Accounts payable and accrued liabilities	(211,631)	(29,732)	(261,518)	123,276
Cash (used in) provided by operating activities	(1,368,633)	157,054	(3,306,325)	(1,684,769)

Investing activities:
Interest received	24,359	2,158	54,429	25,561
Purchase of equipment	(67,120)	–	(159,457)	–
Additions to mineral property interests	(8,274,754)	(3,948,499)	(12,550,464)	(6,058,335)
Purchase of marketable securities	–	–	–	(500,000)
Loan to Homestake (note 5)	–	–	(150,000)	–
Acquisition of Homestake Resources Corp., net of cash acquired (note 3)	(173,403)	–	(315,557)	–
Acquisition of North Country Gold Corp., net of cash acquired (note 6)	–	12,724	–	12,724
Cash used in investing activities	(8,490,918)	(3,933,617)	(13,121,049)	(6,520,050)

Financing activities:
Proceeds from issuance of common shares, net of cash share issuance costs (note 7(b))	(8,561)	5,638,180	13,650,731	5,647,106
Proceeds from stock option and warrant exercises	5,328,398	–	6,003,156	–
Increase in restricted cash (note 4)	–	–	(15,050)	–
Cash provided by financing activities	5,319,837	5,638,180	19,638,837	5,647,106

Effect of foreign exchange rate changes on cash and cash equivalents	3,025	1,231	289	(4,230)

Increase (decrease) in cash and cash equivalents	(4,536,689)	1,862,848	3,211,752	(2,561,943)
Cash and cash equivalents, beginning of the period	11,349,758	4,241,448	3,601,317	8,666,239
Cash and cash equivalents, end of the period	$6,813,069	$6,104,296	$6,813,069	$6,104,296

Supplemental cash flow information (note 11)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three and nine months ended September 30, 2016 and 2015

1.	Corporate information

Auryn Resources Inc. (the “Company” or “Auryn”) was incorporated on June 9, 2008, under the British Columbia Business Corporations Act under the name Georgetown Capital Corp. On October 15, 2013, the Company changed its name to Auryn Resources Inc.

The Company’s principal business activity is the acquisition, exploration and development of resource properties in Canada and Peru.

Effective September 25, 2015, the Company, pursuant to a plan of arrangement, acquired 100% of North Country Gold Corp.’s (“North Country”) issued and outstanding common shares. North Country owned the mineral concessions comprising the Committee Bay mineral property in Nunavut, Canada (note 6(a)).

Effective September 7, 2016, the Company completed the acquisition of all of the issued and outstanding shares of Homestake Resource Corporation (“Homestake”). Homestake, now a wholly-owned subsidiary of Auryn, owns 100% in the Homestake Ridge Project which covers approximately 7,500 hectares within the Iskut-Stewart-Kitsault belt, in north- western British Columbia (note 3 and 6(b)).

As of September 30, 2016, the Company has also secured rights to various mining concessions in southern Peru (note 6(c)).

The head office and principal address of Auryn is located at 1199 West Hastings Street, Suite 600, Vancouver, British Columbia, V6E 3T5.

2.	Basis of presentation

(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). The accounting policies followed in these condensed interim consolidated financial statements are the same as those applied in the Company’s most recent audited consolidated financial statements for the six months ended December 31, 2015. These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the six months ended December 31, 2015, which were filed under the Company’s profile on SEDAR at www.sedar.com.

These condensed interim consolidated financial statements were authorized for issue and approved by the Board of Directors of the Company on November 23, 2016.

(b)	Basis of preparation and consolidation

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for marketable securities (note 5) that have been measured at fair value. The presentation currency is the Canadian dollar, therefore all amounts are presented in Canadian dollars unless otherwise noted.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control exists when the Company has power over an investee, exposure or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the Company’s returns.

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three and nine months ended September 30, 2016 and 2015

2.	Basis of presentation (continued)

(b)	Basis of preparation and consolidation (continued)

Subsidiary	Place of	Functional	Beneficial Interest
	incorporation	Currency
North Country Gold Corp.	BC, Canada	CAD	100%
Homestake Resource Corporation	BC, Canada	CAD	100%
Corisur Peru, S.A.C.	Peru	USD	100%
Homestake Royalty Corporation (inactive)	BC, Canada	CAD	100%
Akkese Madencilik Sanayi Ve Ticaret (inactive)	Turkey	USD	100%

All intercompany balances and transactions have been eliminated and where necessary adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other entities in the Company.

(c)	Critical accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the condensed interim consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates. Except as noted below, the Company’s critical accounting judgments and estimates were presented in Note 2 of the audited annual consolidated financial statements for the six months ended December 31, 2015 and have been consistently applied in the preparation of these condensed interim consolidated financial statements. No new judgements were applied for the periods ended September 30, 2016 and 2015.

Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations. The Company has determined that Homestake does not meet the criteria for a business based on the indicators outlined by IFRS 3. As such, the Company has determined that the acquisition of Homestake is not a business combination and accordingly it has been accounted for as an asset acquisition.

(d)	Going concern

These condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. The ability of the Company to meet its commitments as they become due, including completion of the acquisition of an interest in and exploration and development of its mineral properties, is dependent upon the existence of economically recoverable reserves, the Company’s ability to obtain the necessary financing to complete exploration and development and upon future profitable production or proceeds from disposition of these properties. The outcome of these matters cannot be predicted at this time. These condensed interim consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. Such adjustments could be material.

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three and nine months ended September 30, 2016 and 2015

3.	Acquisition of Homestake Resources

On September 7, 2016 the Company completed the acquisition of 100% of the issued and outstanding shares of Homestake pursuant to a plan of arrangement (the “Arrangement”). Under the terms of the Arrangement, Homestake shareholders received one Auryn share for each seventeen (17) Homestake common shares held, resulting in the issuance of a total of 4,068,124 common shares from treasury with a fair value of $13,262,084. In addition to the common shares issued to shareholders, 97,786 replacement stock options with a weighted average fair value of $1.10 per option were granted to former Homestake employees and consultants (note 8(a)) and 286,167 replacement share purchase warrants were granted to former Homestake warrant holders at a weighted average fair value of $2.42 per warrant (note 8(b)).

The acquisition of Homestake was accounted for as an asset acquisition and transaction costs associated with the acquisition, totalling $1,042,042, were included in the calculation of the purchase price. Transaction costs included the fair value of $725,686 ($3.26 per common share) related to 222,603 common shares issued as finders’ fees as well as $316,356 in professional fees, regulatory fees and other costs incurred in connection with the transaction. Homestake’s operations have been included in the Company’s results of operations from the acquisition date.

The allocation of the purchase price, based on the relative fair value of assets acquired and liabilities assumed is as follows:

Total purchase price:
Fair value of common shares issued on acquisition	$13,262,084
Fair value of investment in shares of Homestake (note 5)	285,000
Fair value of stock options issued on acquisition	107,185
Fair value of warrants issued on acquisition	692,005
Transaction costs associated with the acquisition	1,042,042
Total purchase price to allocate	$15,388,316

Cost of assets acquired and liabilities assumed:
Cash and cash equivalents	$799
Amounts receivable and prepaid expenses	37,037
Marketable securities	770,821
Reclamation bond	55,001
Mineral properties	16,018,070
Accounts payable and accrued liabilities	(1,493,412)
$15,388,316

The fair value of the replacement stock options and warrants issued on acquisition to Homestake employees and warrant holders, respectively, has been estimated using the Black-Scholes option valuation model with the following assumptions:

	Stock options	Warrants
Risk-free interest rate	0.54%	0.54%
Expected dividend yield	nil	nil
Stock price volatility	63%	62%
Expected life (in years - weighted average)	0.25	0.92

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three and nine months ended September 30, 2016 and 2015

4.	Cash and Cash Equivalents

	September 30, 2016	December 31, 2015
Components of cash and cash equivalents:
Cash	$6,813,069	$3,601,317
Restricted Cash	115,050	100,000
	$6,928,119	$3,701,317

Restricted Cash

As at September 30, 2016, the Company had restricted cash in the amount of $115,050 (December 31, 2015 - $100,000). This balance includes an amount of $86,300 in connection with an irrevocable standby letter of credit in favor of Kitikmeot Inuit Association.

5.	Marketable securities

Investment in Homestake common shares

In connection with the Homestake acquisition (note 3), the Company had entered into a loan agreement with Homestake dated May 10, 2016, which provided for a loan of $150,000. The loan agreement contained a conversion feature allowing conversion of the indebtedness into Homestake common shares at a conversion price of $0.10 per Homestake common share.

On July 20, 2016, the Company exercised its conversion rights under the loan agreement and received 1,500,000 shares of Homestake, which at that date had a fair value of $300,000 based on the closing share price of Homestake of $0.20 per share. At the date of the acquisition, the shares were fair valued at $285,000, based on the closing share price of Homestake of $0.19 per share immediately before the acquisition closed, and this amount was included as part of the consideration paid. A gain of $135,000 was recorded in net loss in connection with this investment.

Investment in Bravada common shares

Included as part of the acquisition of Homestake’s net assets, the Company acquired 2,658,004 shares of Bravada Gold Corporation (“BVA”) at a fair value of $770,821 based on the closing share price of $0.29 per share on September 7, 2016. As at September 30, 2016, the share price was $0.245 and, as an investment classified as held for trading, the marketable securities were adjusted to their fair value of $651,211 with the mark to market loss recorded through profit and loss, as outlined below.

Investment in North Country common shares

Effective March 16, 2015, as a condition of the definitive joint exploration agreement with North Country, the Company entered into a share subscription agreement and purchased 10,000,000 common shares of North Country at a price of $0.05 for a total cost of $500,000. The investment was classified as an available-for-sale financial asset and was recorded at fair value determined based on a market approach reflecting the closing price of the asset as at the reporting date. On initial recognition, a difference arose between the cost of the investment and its fair value and as a result, the Company recorded a gain on the initial recognition of the investment of $200,000, which was recognized in net loss.

Immediately prior to the acquisition of North Country, the available-for-sale asset was fair valued at $1,200,000, resulting in a further unrealized gain of $435,000, net of taxes of $65,000, being recorded through other comprehensive income. As the acquisition resulted in the realization of this accumulated gain of $435,000, the amount was reclassified from other comprehensive income and recorded through net loss, and at the same time, the investment in NCG shares was reclassified from marketable securities and included as part of the consideration paid.

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three and nine months ended September 30, 2016 and 2015

5.	Marketable securities (continued)

The impact of the fair value adjustments on the held for trading and available-for-sale financial assets to the net loss and other comprehensive loss is outlined below:

	For the three months ended		For the nine months ended
	September 30, 2016		September 30, 2016
		Comprehensive		Comprehensive
	Net loss	loss	Net loss	loss
Fair value adjustment on investment in BVA	$119,610	$-	$119,610	$-
Fair value on Acquisition of Homestake common shares	(135,000)	-	(135,000)	-
For the nine months ended September 30, 2016	$(15,390)	$-	$(15,390)	$-

	For the three months ended		For the nine months ended
	September 30, 2015		September 30, 2015
		Comprehensive		Comprehensive
	Net loss	loss	Net loss	loss
Fair value gain on available-for-sale financial asset at initial recognition, recorded through net loss	$-	$-	$200,000	$-
Fair value gain on available-for-sale financial asset on Acquisition of North Country, recorded net of taxes in other comprehensive income	-	(87,000)	-	435,000
Realization of accumulated gain reclassified from other comprehensive income to net loss	435,000	(435,000)	435,000	(435,000)
For the nine months ended September 30, 2015	$435,000	$(522,000)	$635,000	$-

6.	Mineral property interests

(a)	Committee Bay

The Company, through its wholly owned subsidiary North Country, owns a 100% interest in the Committee Bay project located in Nunavut, Canada. The Committee Bay project includes more than 380,000 hectares situated along the Committee Bay Greenstone Belt located within the Western Churchill Province of Nunavut.

The Committee Bay project was acquired on September 25, 2015 through the Company’s acquisition of 100% of the issued and outstanding shares of North Country. Prior to this acquisition, the Company and North Country were party to a joint exploration agreement where Auryn was to earn a 51% interest in the Committee Bay project. The completion of the acquisition resulted in Auryn owning 100% of the project.

The Committee Bay project is subject to a 1% Net Smelter Royalty (“NSR”), with certain portions subject to an additional 1.5% NSR. The 1.5% NSR is payable on only 7,596 hectares and can be purchased by the Company within two years commencement of commercial production for $2,000,000 for each one-third (0.5%) of the NSR.

(b)	Homestake Ridge

The Company, through its wholly owned subsidiary Homestake, owns a 100% interest in the Homestake Ridge project, located in the Kitsault Mineral district in north western British Columbia, subject to various royalty interests held by third parties. The project is being advanced as a potential high-grade underground mining operation and was acquired through the acquisition of Homestake (note 3).

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three and nine months ended September 30, 2016 and 2015

6.	Mineral property interests (continued)

(c)	Peruvian Exploration Projects

Baños del Indio

On September 26, 2016 the Company announced it had entered into an option agreement (the “Baños Option”) with a local Peruvian company, Exploandes S.A.C to earn a 100% interest in the Baños del Indio gold project located in the Tacna province of southern Peru, just 10 km to the north of Auryn’s Huilacollo project. Under the Baños Option, the Company may acquire a 100% interest, subject to a 3.0% NSR, through a combination of work expenditures and cash payments as detailed in the table below.

Due Dates		Property Payments	Work Expenditures
Effective Date (September 22, 2016)	paid	US$ 100,000	US$ -
September 22, 2017		100,000	200,000
September 22, 2018		100,000	250,000
September 22, 2019		200,000	1,000,000
September 22, 2020		150,000	2,000,000
September 22, 2021		2,500,000	-
Total		US$ 3,150,000	US$ 3,450,000

Sombrero

On June 28, 2016, the Company entered into an option agreement (the “Sombrero Option”) with Alturas Minerals Corp (“Alturas”) to acquire an 80% or 100% interest in the Sombrero copper-gold property located in southern Peru. In order to exercise the Sombrero Option and acquire an 80% interest in the project, the Company must incur US$2.1 million in work expenditures within a five-year period and make cash payments totalling US$200,000. Upon signing of the Sombrero Option, the Company paid US$140,000 with the remaining US$60,000 due, at the Company’s election, on or before the first anniversary of the agreement. Upon the Company’s completion of the requirements to earn an 80% interest in the Sombrero Project, the parties shall form a customary 80:20 Joint Venture. For a period of one year after the formation of the Joint Venture, Alturas’ 20% interest shall be “free carried” and the Company shall have a right to acquire the remaining 20% for US$5 million.

Huilacollo

On June 2, 2016, the Company acquired the rights to the Huilacollo epithermal property in the Tacna province of southern Peru, which is comprised of 2,000 hectares of intense hydrothermal alteration. The rights were acquired through an option agreement (the “Huilacollo Option”) with a local Peruvian company, Inversiones Sol S.A.C., under which the Company may acquire 100% interest, subject to an NSR, through a combination of work expenditures and cash payments as outlined in the table below.

Due Dates		Property Payments	Work Expenditures
Effective Date (May 11, 2016)	paid	US$ 250,000	US$ -
May 11, 2018		500,000	2,000,000
May 11, 2019		-	3,000,000
May 11, 2020		250,000	-
May 11, 2021		250,000	2,000,000
May 11, 2022		7,500,000	-
Total		US$ 8,750,000	US$ 7,000,000

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three and nine months ended September 30, 2016 and 2015

6.	Mineral property interests (continued)

(d)	The following is a continuity of costs capitalized as mineral property interests:

	Committee	Homestake
	Bay	Ridge	Peru	Total
Balance as at June 30, 2015	$2,067,163	$-	$-	$2,067,163
Acquisition costs
Additions:
Acquisition of North Country	17,999,192	-	-	17,999,192
Other acquisition costs	291	-	406,145	406,436
Exploration and evaluation costs
Additions:
Assaying	242,543	-	-	242,543
Exploration drilling	428,895	-	-	428,895
Camp cost, equipment and field supplies [1]	785,964	-	-	785,964
Geological consulting services	293,112	-	257,177	550,289
Geophysical analysis	215,126	-	-	215,126
Permitting, environmental and community costs	212,244	-	-	212,244
Expediting and mobilization	34,779	-	-	34,779
Salaries and wages	360,169	-	40,154	400,323
Fuel and consumables	477,852	-	-	477,852
Aircraft and travel	1,089,458	-	45,616	1,135,074
Share-based compensation	147,479	-	-	147,479
Balance as at December 31, 2015	$24,354,267	$-	$749,092	$25,103,359
Acquisition costs
Additions:
Acquisition of Homestake	-	16,018,070	-	16,018,070
Other acquisition costs	39,106	10,000	939,410	988,516
Exploration and evaluation costs
Additions:
Assaying	795,464	-	16,476	811,940
Exploration drilling	1,776,513	-	-	1,776,513
Camp cost, equipment and field supplies	1,069,477	3,762	5,170	1,078,409
Geological consulting services	980,474	2,763	65,607	1,048,844
Geophysical analysis	678,529	-	-	678,529
Permitting, environmental and community costs	152,958	-	62,907	215,865
Expediting and mobilization	485,549	-	-	485,549
Salaries and wages	1,532,840	-	57,114	1,589,954
Fuel and consumables	1,627,595	-	51	1,627,646
Aircraft and travel	3,971,425	1,950	15,103	3,988,478
Share-based compensation (note 8(a))	818,582	-	-	818,582
Currency translation adjustment	-	-	9,234	9,234
Balance as at September 30, 2016	$38,282,779	$16,036,545	$1,920,164	$56,239,488

1 Included in camp cost, equipment and field supplies is an amount of $442,017 charged by North Country prior to the acquisition for the use of infrastructure during the Joint Exploration Agreement.

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three and nine months ended September 30, 2016 and 2015

7.	Share capital

(a)	Authorized

Unlimited common shares without par value

(b)	Issued during periods

i.

On September 7, 2016, pursuant to the Homestake Arrangement, the Company issued 4,068,124 common shares with a fair value of $13,262,084, $3.26 per common share, to Homestake shareholders in connection with its acquisition of Homestake. An additional 222,603 common shares with a fair value of $725,686, $3.26 per common share, were issued as finders’ fees in relation to the transaction.

ii.	On September 7, 2016, 437,675 common shares were issued at $2.30 per common share under debt settlement agreements, to Homestake creditors in order to settle accounts payable of $1,006,653.

iii.

On May 4, 2016, the Company closed a bought deal financing for gross proceeds of $14,944,803 (the “Offering”). Under the terms of the Offering, the Company issued an aggregate of 4,732,700 flow-through shares at a price of $1.89 per flow-through share and 4,285,714 common shares at a price of $1.40 per common share. Share issue costs related to the Offering totaled $1,720,549, which included $896,688 in commissions, the fair value of $426,477 related to 541,104 share purchase warrants issued to the underwriters (note 8(b)) and $387,384 in other issuance costs. The gross proceeds from the Offering were also offset by $2,319,023, an amount related to the flow-through share premium liability which was fully amortized by September 30, 2016 as all eligible flow through funds had been spent. A reconciliation of the impact of the Offering on share capital is as follows:

	Number of	Impact on
	common shares	share capital
Common shares issued at $1.40 per share	4,285,714	$6,000,000
Flow-through shares issued at $1.89 per share	4,732,700	8,944,803
Cash share issue costs		(1,294,072)
Fair value of warrants issued (note 8(b))		(426,477)
Flow-through share premium liability		(2,319,023)
	9,018,414	$10,905,231

iv.

During the nine months ended September 30, 2016, 423,397 (September 30, 2015: 17,500) shares were issued as a result of stock options being exercised with a weighted average exercise price of $0.67 (September 30, 2015: $0.51) for gross proceeds of $284,125 (September 30, 2015: $8,925). Attributed to these stock options, fair value of $243,137 (September 30, 2015: $8,703) was transferred from the equity reserves and recorded against share capital.

v.

During the nine months ended September 30, 2016, 3,465,872 (September 30, 2015: nil) shares were issued as a result of share purchase warrants being exercised with a weighted average exercise price of $1.65 for gross proceeds of $5,719,031. Attributed to these share purchase warrants, fair value of $2,085,099 was transferred from the equity reserves and recorded against share capital.

vi.

On September 25, 2015, pursuant to a plan of arrangement, the Company issued a total of 13,838,894 common shares in connection with its acquisition of North Country with a fair value of $1.22 per common share.

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three and nine months ended September 30, 2016 and 2015

7.	Share capital (continued)

(b)	Issued during periods (continued)

vii.

On September 16, 2015, the Company completed a non-brokered private placement for gross proceeds of $5,802,000 by issuing 4,835,000 Units of the Company at a price of $1.20 per Unit. Each Unit consists of one common share and one common share purchase warrant. Each purchase warrant is exercisable into a common share of the Company at a price of $1.70 per share for a period of 24 months.

Related to this share issuance, an amount of $2,681,454 was allocated as the fair value of the Unit’s warrants estimated using the Black-Scholes option valuation model. The Company also incurred costs of issuance in the amount of $163,820, which included cash commissions of $119,520 and other legal and regulatory costs of $44,300.

8.	Equity reserves

(a)	Share-based payments

The Company maintains a Rolling Stock Option Plan providing for the issuance of stock options up to 10% of the Company’s issued and outstanding common shares at the time of the grant. The Company may grant stock options from time to time to its directors, officers, employees and other service providers. The stock options vest as to 25% on the date of the grant and 12½% every three months thereafter for a total vesting period of 18 months.

The continuity of the number of stock options issued and outstanding is as follows:

	Number of stock	Weighted average
	options	exercise price
Outstanding, June 30, 2015	1,551,250	$0.51
Granted	2,120,000	2.19
Exercised	(1,250)	0.51
Expired	(730,000)	3.88
Outstanding, December 31, 2015	2,940,000	$0.89
Granted	2,452,786	2.61
Exercised	(423,397)	0.67
Expired	(40,000)	1.50
Outstanding, September 30, 2016	4,929,389	$1.76

As at September 30, 2016, the number of stock options outstanding and exercisable was:

	Outstanding			Exercisable
Expiry date	Number of	Exercise	Remaining	Number of	Exercise	Remaining
	options	price	contractual	options	price	contractual
			life (years)			life (years)
Dec 7, 2016	95,139	$2.21	0.19	95,139	$2.21	0.19
Feb 3, 2019	30,000	1.50	2.35	30,000	1.50	2.35
Feb 17, 2019	1,220,000	0.51	2.38	1,220,000	0.51	2.38
Aug 17, 2020	1,229,250	1.30	3.88	909,250	1.30	3.88
June 21, 2021	2,355,000	2.63	4.72	883,125	2.63	4.72
	4,929,389	$1.76	3.83	3,137,514	$1.40	3.41

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three and nine months ended September 30, 2016 and 2015

8.	Equity reserves (continued)

(a)	Share-based payments (continued)

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees and others providing similar services. During the three and nine months ended September 30, 2016, an amount of $635,429 and $1,615,757, respectively, (September 30, 2015 – $379,491 and $444,147, respectively) was expensed as stock based compensation and $nil (September 30, 2015 - $273 and $2,650, respectively) was included in project investigation costs, for both periods, in the consolidated statements of comprehensive loss. The Company also capitalized stock based compensation within mineral interests in the amount of $340,033 and $818,582 for the three and nine months ended September 30, 2016, respectively (September 30, 2015 - $91,234 and $99,315, respectively).

During the nine months ended September 30, 2016, the Company granted 2,355,000 stock options to directors, officers, employees and others providing similar services and an additional 97,786 replacement options to former option holders of Homestake (note 3). The weighted average fair value per option of these stock options, excluding the Homestake replacement options, was calculated as $1.52 using the Black-Scholes option valuation model at each grant date. See inputs and assumptions in the table below.

Risk-free interest rate	0.66%
Expected dividend yield	nil
Expected share price volatility	81%
Expected life in years	4.00
Forfeiture rate	- %

For the nine months ended September 30, 2015, 1,280,000 stock options were granted to the Company’s directors, officers, employees and others providing similar services, and an additional 840,000 replacement stock options were granted to former North Country option holders in connection with the acquisition of North Country. Excluding the replacement options, the weighted average fair value of stock options granted during the nine months ended September 30, 2015 was $0.91 while the 840,000 replacement stock options to former North Country option holders had an estimated fair value of $133,541, a weighted average fair value of $0.16 per option. The fair values of these grants were estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	August 2015	North Country
	Option Grant	Replacement Options
Risk-free interest rate	0.60%	0.43%
Expected dividend yield	nil	nil
Stock price volatility	105%	104%
Expected life in years	3.23	0.54

The expected volatility assumption is based on the historical and implied volatility of the Company’s common shares. The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the stock options.

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three and nine months ended September 30, 2016 and 2015

8.	Equity reserves (continued)

(b)	Share purchase warrants

During the nine months ended September 30, 2016, 827,271 share purchase warrants were issued, of which 286,167 were issued on September 7, 2016 to replace Homestake warrants in connection with the acquisition (note 3) and the remaining 541,104 were issued on May 4, 2016 to the underwriters of the Offering (note 7(b)). The fair values of the share purchase warrants were determined using the Black- Scholes option-pricing model using the inputs outlined below. The fair values recorded in equity reserves were $692,005 and $426.477, respectively.

	Homestake Replacement	Offering Underwriter
	Warrants	Warrants
Grant date share price	$3.26	$1.65
Exercise price	$0.85	$1.40
Risk-free interest rate	0.54%	0.58%
Expected dividend yield	Nil	Nil
Stock price volatility	62%	80%
Expected life (in years)	0.92	2.00

On September 16, 2015, as part of a private placement (note 7(b)) the Company issued 4,835,000 share purchase warrants and each purchase warrant is exercisable into a common share of the Company. In the event that the Company’s common shares trade at a closing price on the TSX Venture Exchange of equal or greater than $2.40 per share for a period of 20 consecutive trading days at any time after four months after the closing date, the Company may accelerate the expiry date of the Warrants by giving notice to the holders thereof and in such case the Warrants will expire on the 30th day after the date on which such notice is given by the Company.

The weighted average fair value of $0.55 per share purchase warrant as at September 30, 2015 was calculated using the Black-Scholes option pricing model with the following weighted average assumptions and inputs:

September 30, 2015
Risk-free interest rate	0.53%
Expected share price volatility	105%
Expected dividend yield	nil
Expected life in years	2 years

The expected volatility assumption is based on the historical and implied volatility of the Company’s common shares. The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the warrants.

The continuity of the number of share purchase warrants is as follows:

	Warrants outstanding	Exercise price
Outstanding, June 30, 2015	-	$-
Issued	4,835,000	1.70
Outstanding, December 31, 2015	4,835,000	$1.70
Issued	827,271	1.21
Exercised	(3,465,872)	1.65
Outstanding, September 30, 2016	2,196,399	$1.59

As at September 30, 2016, the expiration date on the share purchase warrants outstanding is as follows:

Expiry date	Number of warrants	Exercise price
August 5, 2017	194,993	$0.85
August 14, 2017	67,645	0.85
September 16, 2017	1,902,500	1.70
May 4, 2018	31,261	1.40
	2,196,399	$1.59

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three and nine months ended September 30, 2016 and 2015

9.	Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non- interest bearing and have no specific terms of settlement, unless otherwise noted.

(a)	Related parties

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September
	2016	2015	2016	30, 2015
Universal Mineral Services Ltd. [1]
Included in the statement of operations:
Consulting fees, directors' fees, wages and benefits	$77,823	$109,113	$225,784	$327,124
Legal and professional fees	206	678	908	678
Office, rent and administration	95,576	112,210	297,931	308,797
Regulatory, transfer agent and shareholder information	2,363	-	8,108	5,850
Travel, marketing and investor relations	216	84,696	9,432	161,920
Project investigation costs	-	15,453	-	95,890
Capitalized to mineral property interests:
Committee Bay	4,484	34,517	11,064	110,061
Peru	-	6,520	-	6,520
Total transaction for the periods	$180,668	$363,187	$553,227	$1,016,840

1.

Universal Mineral Services Ltd., (“UMS”) is a private company with directors and officers in common that, pursuant to an agreement dated December 30, 2015, provides office space and administrative services to the Company on a cost recovery basis. The outstanding balance owing at September 30, 2016 was $64,553 (December 31, 2015 – $119,781).

(b)	Compensation of key management personnel

During the period, compensation to key management personnel was as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2016	September 30, 2015	September 30,	September 30,
			2016	2015
Short-term benefits	$234,725	$150,375	$680,131	$419,720
Share-based payments	412,383	110,172	1,071,006	131,090
	$647,108	$260,547	$1,751,137	$550,810

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three and nine months ended September 30, 2016 and 2015

10.	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, investments, amounts receivable, deposits and accounts payable and accrued liabilities. Due to their short-term nature, the fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The Company’s financial instruments are exposed to credit risk, liquidity risk, and market risks, which include currency risk and interest rate risk.

(a)	Credit risk

Credit risk is the risk that a third party fails to discharge its obligations under the terms of the financial contract and causes a financial loss for the Company. The Company’s credit risk is attributable to its cash and cash equivalents, amounts receivable, deposits. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalent balances in highly rated Canadian financial institutions. The Company considers the risk of loss associated with cash and cash equivalents to be low.

The Company also has credit risk exposure in relation to its receivables from goods and service tax (“GST”) from the Canadian government. Management is confident that their carrying values are recoverable in full and this risk is minimal.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(c)	Other price risk

Other price risk is the risk arising from the effect of changes in market conditions on the Company’s investments. The Company is exposed to other price risk thought its held for trading investment in BVA, which is listed on the TSX Venture Exchange, acquired as part of the acquisition of Homestake.

(d)	Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Company is exposed are as follows:

(i)	Foreign currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency (the Canadian dollar). As at September 30, 2016, the Company held net financial liabilities denominated in US dollars in the amount of US$100,790 (December 31, 2015 – net liabilities of US$109,071).

A 10% increase or decrease in the US dollar exchange rate would result in a corresponding increase or decrease in the Company’s net loss of approximately $15,550 (December 31, 2015 – $15,095).

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three and nine months ended September 30, 2016 and 2015

10.	Financial instruments (continued)

(d)	Market risk (continued)

(ii)	Interest rate risk

Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on the Company’s financial instruments. The Company’s exposure to interest rate risks is limited to potential increases or decreases on the interest rate offered on cash and cash equivalents held at chartered Canadian financial institutions, which would result in higher or lower relative interest income. This risk is considered to be minimal.

11.	Supplemental cash flow information

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
Accounts payable and accrued liabilities included in mineral property interests, change	$598,893	$49,141	$1,585,475	$173,258
Share-based compensation included in mineral property interests	340,033	91,234	818,852	99,315
Common shares issued in connection with debt settlement agreements	1,006,653	-	1,006,653	-
Depreciation capitalized in mineral property interests	53,492	-	154,966	-

For other supplemental cash flow information pertaining to the loan to Homestake, see note 5.

12.	Earnings (loss) per share

The weighted average number of shares outstanding used in the computation of earnings (loss) per share is as follows:

	Three months	Three months	Nine months	Nine months
	September	September	September	September
	30, 2016	30, 2015	30, 2016	30, 2015
Net income (loss) – basic and diluted	$144,462	$(674,069)	$(2,194,144)	$(1,678,272)
Basic weighted average number of common shares	61,517,439	31,641,460	55,143,172	30,651,477
Dilutive impact of securities:
Stock options	2,357,985	-	-	-
Share purchase warrants	1,708,860	-	-	-
Diluted weighted average number of common shares	65,584,284	31,641,460	55,143,172	30,651,477
Basic income (loss) per share	$0.00	$(0.02)	$(0.04)	$(0.05)
Diluted income (loss) per share	$0.00	$(0.02)	$(0.04)	$(0.05)

As at September 30, 2016, the Company had 4,929,389 share options and 2,196,399 share purchase warrants outstanding, all of which were anti-dilutive for the nine months ended September 30, 2016 because the Company was in a loss position.

At September 30, 2015, the Company had 3,681,250 share options and 4,835,000 share purchase warrants outstanding, all of which were anti-dilutive because the Company was in a loss position for the three and nine months ended September 30, 2015.

Auryn Resources Inc.
Notes to the Condensed Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

Three and nine months ended September 30, 2016 and 2015

13.	Subsequent events

a)	Subsequent to September 30, 2016, a total of 23,601 stock options were exercised with a weighted average exercise price of $1.86 for gross proceeds of $43,921.

b)	Subsequent to September 30, 2016, a total of 165,758 share purchase warrants were exercised with a weighted average exercise price of $1.70 for gross proceeds of $281,561.